FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	December, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Enclosures:

Press Release, dated December 15th, 2005, relating to: Lafarge pursues its growth strategy in cement

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, 15 December 2005

LAFARGE INVESTS

TO KEEP PACE WITH MARKET GROWTH

AND STRENGTHEN ITS POSITION IN CEMENT

The Lafarge Group’s Cement business is pursuing its strategy of strong, value-creating growth by significantly expanding production capacity and modernizing industrial facilities.

In 2005, the Group began the construction of nearly 5 million tonnes of additional production capacity in China, Bangladesh, Mexico, Morocco and Vietnam. These will be fully operational in 2006.

To strengthen its position, keep pace with market growth and better serve its customers, new investments have been decided for the Group’s cement plants and grinding stations, for an amount of around €400m. These development investments will increase cement production capacity by 5 million tonnes by 2008.

KEEPING PACE WITH MARKET GROWTH BY INCREASING THE PRODUCTION CAPACITY OF CEMENT PLANTS

o	In Russia, in addition to its ongoing modernization programme, Lafarge will invest €125m to increase production capacity at its Voskressensk plant near Moscow in order to boost it to 3 million tonnes by 2009. This involves the construction of a dry production line, which will significantly enhance the technical performance of the plant and product quality to meet new market demand. In the Moscow region, the growth of cement demand has averaged 10% per annum over the past five years.

o	In South Africa, Lafarge will increase production capacity at the Lichtenburg plant by 1 million tonnes. An investment of nearly €120m will strengthen Lafarge’s position in the northwest part of the country by increasing the plant’s production capacity by 40% to 3.5 million tonnes. Alongside current efforts to modernize the plant, this investment will enable the Group to maintain a strong position and satisfy increasing demand in this fast-growing market.

o	In Zambia, Lafarge will build a new plant in compliance with the latest technological standards. With a 750,000 tonne capacity, the plant will be located near the capital city of Lusaka, and is set to be operational in 2008. This investment will bring Lafarge Zambia’s total production capacity to 1.2 million tonnes. Lafarge will then be in a position to meet the country’s growing infrastructure needs, notably for new copper mines and the construction of electrical power plants. Greater production capacity will also be used to supply neighboring countries. Lafarge’s investment will amount to about €85m.

o	In the United States, small investments will significantly increase the capacity of the Roberta plant, Alabama, to reach production capacity of 1.4 million tonnes by mid 2006.

o	Other projects currently being studied are : the doubling of plant production capacity at the Tetouan plant in Morocco, and the plant near Quito, Ecuador, as well as new lines in the United States.

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NEW GRINDING STATIONS TO BETTER SERVE LOCAL MARKETS

In addition to cement plants, Lafarge is investing in several grinding stations, including slag grinding stations, to better serve local markets. As part of the Group’s commitment to promoting sustainable development, slag, a byproduct of the steel industry, is used as a substitution material in cement production. The use of this type of material with hydraulic binder qualities helps combat the climate change.

o	In Spain, Lafarge has just invested €30m in the acquisition of Cemento Esfera, a cement grinding station in Tarragona with a 500,000 tonne capacity.

o	In South Korea, Lafarge has announced the acquisition of the Soosung grinding station for €20m. With a 1 million tonne capacity, this new production site in Gyeonbuk province will serve Taegu, the country’s third largest city, and will enable Lafarge to develop its slag cement business.

o	In France, Lafarge is investing €25m in a new slag grinding plant using the latest technologies. With an annual capacity of 300,000 tonnes, the grinding plant will be located at the Port of Bordeaux in Bassens, and is scheduled to be operational in early 2007. It will strengthen Lafarge’s industrial facilities in southwestern France. Lafarge has also filed an application for a project to build a new grinding station in Sete to optimize synergies with the Port La Nouvelle cement plant.

o	In Chile, Lafarge is investing €20m in a new grinding station in Puerto Montt in the southern part of the country. With a 300,000 tonnes production capacity for cement with pozzolana additives, the plant is set to enter service in 2007.

o	In Morocco, Lafarge is also assessing the possibility of doubling the capacity of its grinding station in Tangier, to 1 million tonnes.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Louisa Pearce-Smith: 33-1-44-34-18-18 louisa.pearce-smith@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including the planned capital expenditures and expansion of production capacity in the Cement business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 15th, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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